Mid-Atlantic Studios, LLC

Financial Statement

September 5, 2018



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

Mid-Atlantic Studios, LLC

Table of Contents

>>Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Member
Mid-Atlantic Studios, LLC
Bealeton, Virginia

We have reviewed the accompanying financial statement of Mid-Atlantic Studios, LLC (the "Company"), which comprises the balance sheet as of September 5, 2018, and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statement for it to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in conformity with accounting principles generally accepted in the United States.

Keiter

September 10, 2018
Glen Allen, Virginia

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Mid-Atlantic Studios, LLC

Balance Sheet
September 5, 2018

<u>Assets</u>

Cash	$	100
Total assets	$	100

<u>Liabilities and Member's Equity</u>

Liabilities	$	-
Member's equity		100
Total liabilities and member's equity	$	100

See report of independent accountants and accompanying notes to financial statement.

Mid-Atlantic Studios, LLC

Notes to Financial Statement

1.   Summary of Significant Accounting Policies:

Nature of Business: Mid-Atlantic Studios, LLC (the "Company") was founded on August 31, 2018 in the commonwealth of Virginia with the intent of operating a film studio.   The Company will focus on film and storytelling products such as narrative feature films, episodic, and short-form content.

Management's Plans: The Company's strategic plan for 2018 and beyond is to begin film production and focus on marketing to gain brand awareness.   The Company believes that access to operating capital raised in the planned equity crowdfunding offering as well as member contributions will enable the Company to execute its growth plan and continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the periods reported.   Actual results could differ from those estimates.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its member reports their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statement.

Income Tax Uncertainties: The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement.   This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.   Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.   Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statement to comply with the provisions of this guidance.   The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through September 10, 2018, the date the financial statement was available to be issued, and has determined that no disclosures are necessary.